Mail Stop 4561
Via Fax (508) 435-3159

April 21, 2009

David I. Goulden
Executive VP and Chief Financial Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re: EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 2, 2009**
> **File No. 001-09853**

Dear Mr. Goulden:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 53

1. We note from your response to prior comment 5 in your letter dated June 7, 2007 that fair value for professional services is based upon "standalone professional

services contracts or a renewal rate specified in a contract, if one exists." For both installation and professional services included in arrangements accounted for pursuant to SOP 97-2, please tell us the volume of stand alone sales and/or renewals used in your most recent analysis for vendor specific objective evidence ("VSOE") and tell us the percentage of customers that renew services at the stated rate, as applicable. Additionally, please update us with the amount of revenue recognized for contracts accounted for pursuant to SOP 81-1 for each period presented.

Note M. Commitments and Contingencies

Litigation, page 90

2.   We note your disclosures in Note M and Item 3 regarding the United States Department of Justice ("DoJ") investigation where you state that "if the matter proceeds to litigation, possible sanctions include an award of damages, including treble damages, fines, penalties, and other sanctions." We further note that the Company estimated a loss related to this investigation, which is reflected in the consolidated financial statements. Tell us the amount of the estimated loss, how you determined it, and how you considered disclosing the amount of the loss pursuant to paragraph 9 of SFAS 5. Additionally, please tell if and when a formal lawsuit has been filed against the Company. If so, please explain if you based your accrual for estimated losses on potential penalties proposed by the DoJ and why you have not disclosed this information in your December 31, 2008 Form 10-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief